Exhibit 2.1

                                MERGER AGREEMENT

     This agreement (the "Agreement") is entered into this ____ day of August, 1999 by and between Gold and Minerals Company, Inc., a Nevada corporation
("GAM-N"),   and  Gold  and  Minerals  Company,  Inc.,  a  Delaware  corporation
("GAM-D").

     The parties hereto agree as follows:

     1. GAM-N is a Nevada corporation in good standing and is a wholly-owned subsidiary of GAM-D, with all 1,000 shares of GAM-N's outstanding common stock owned by GAM-D.

     2. GAM-D is a Delaware corporation in good standing and has 39,933,660 common stock shares outstanding in the hands of over 1,000 shareholders and has issued no preferred common stock.

     3. GAM-N has authorized 60,000,000 common stock shares and 10,000,000 preferred shares for issuance.

     4. GAM-D shall merge into and with GAM-N by issuing 39,933,660 common stock shares on the basis of one (1) share of common stock of GAM-N common stock being issued for each one (1) share of GAM-D common stock outstanding (the "Merger") of the effective date of the Merger.

     5. GAM-N shall be the surviving corporation after the Merger.

     6. GAM-D  shareholders  shall not be required  to return  their GAM-D stock
certificates   to  GAM-N's   stock   transfer   agent  to  receive  GAM-N  stock
certificates: GAM-N shall arrange for the outstanding GAM-D stock certificates to be treated as outstanding GAM-N stock certificates for trading purposes.

     7. The 1,000 shares of GAM-N common stock previously issued to GAM-D shall be acquired by GAM-N as an asset of GAM-D and shall be canceled by GAM-N.

     8. The approval of the Merger by the shareholders of the constituent corporations shall be received by written consent of a majority of such shareholders, pursuant to the applicable corporate law of each state.

     9. The Merger shall be conducted in compliance with the requirements of the various laws of the States of Delaware and Nevada.

     10. GAM-N agrees that it may be served with process in the State of Delaware in any action or special proceeding for the enforcement of any liability or obligation of any constituent corporation, previously amenable to suit in the State of Delaware, and for the enforcement under the Delaware corporate law, of the right of shareholders of any constituent corporation to receive payment for their shares against GAM-N, the surviving corporation; and it designates the Secretary of State of Delaware as its agent upon whom process may be served. The post office address to which the Delaware Secretary of State shall mail a copy of any process against GAM-N served upon him is 10115 East Mountain View Road, Suite 1008, Scottsdale, Arizona 85258.
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     11. GAM-N agrees that,  subject to the  provisions of Delaware  corporation law, it will promptly pay to the shareholders of GAM-D the amount, if any, to which they shall be entitled under the provisions of the Delaware corporation law, relating to the right of shareholders to receive payment for their shares.

     12. The Merger shall be effective on the date upon which the Certificate of Merger is filed by the constituent corporations with the Secretary of State of Delaware and Nevada, subject to acceptance by such states.

     IN  WITNESS   WHEREOF,   duly   authorized   officers  of  the  constituent
corporations have executed this Agreement on the ____th day of August, 1999.


                                        GOLD AND MINERALS COMPANY, INC.


                                        By:
                                            ------------------------------------
                                                     Authorized Officer



                                        GOLD AND MINERALS COMPANY, INC.


                                        By:
                                            ------------------------------------
                                                     Authorized Officer